Morgan, Lewis & Bockius LLP
2020 K Street, NW Washington, District of Columbia 20006-1806
Tel. 202.373.6000
Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

April 29, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on February 3, 2015 regarding the Trust’s Post-Effective Amendment No. 383 (“PEA No. 383”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 19, 2014 for the purpose of registering shares of the WisdomTree Western Unconstrained Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please revise the Fund’s 80% investment policy to reference the Fund’s investment in “Bonds,” not “Debt”. In the alternative, please consider changing the Fund’s name so as to comply with Rule 35d-1.

Response: We have not made the requested change as we are not aware of a requirement to do so. We also note our disclosure is consistent with other similarly managed funds currently in operation. See PIMCO Emerging Markets Bond Fund, Registration Statement dated July 31, 2010 (emphasis added):

The Fund’s investment objective is maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments denominated in currencies of countries with emerging securities markets, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Harrisburg Hartford Houston London Los Angeles Miami Moscow

New York Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Tokyo Washington Wilmington

Mr. Ed Bartz April 29, 2015 Page 2

“Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Fund may invest in forwards or derivatives denominated in any currency, and forwards or derivatives denominated in any currency will be included under the 80% policy noted in the prior sentence so long as the underlying asset of such forwards or derivatives is a Fixed Income Instrument denominated in the currency of an emerging market country. The Fund may, but is not required to, hedge its exposure to non-U.S. currencies. Assets not invested in instruments denominated in currencies of non-U.S. countries described above may be invested in other types of Fixed Income Instruments.

2.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section that, for purposes of the Fund’s 80% policy, derivatives are valued using their market value, not their notional value.

Response: We respectfully decline to make the requested revision. The Trust intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 and interpretations thereof by the Staff. The Trust believes that using the notional value of derivative instruments for purposes of determining compliance with the Fund’s 80% policy under Rule 35d-1 may be an appropriate measure of the economic exposure of the Fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does not intend to use, the types of derivatives where such treatment would be appropriate. Accordingly, the Trust confirms that derivatives that provide economic exposure to assets that are consistent with the Fund’s name will be valued at market value for purposes of measuring compliance with the Fund’s 80% policy, but we decline to amend the Principal Investment Strategies. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.1

3.	Comment: With respect to the third and fourth sentences in the fourth paragraph of the “Principal Investment Strategies of the Fund” section, which explains the effect of portfolio duration on a fund’s value when interest rates rise, please consider moving this sentence to the “Interest Rate Risk” description under “Principal Risks of Investing in the Fund.”

Response: We respectfully decline to make the suggested revision. The Fund discloses its average effective portfolio duration in the same paragraph of the “Principal Investment Strategies of the Fund” section where these sentences currently appear. Although these sentences describe risks related to the Fund’s average effective portfolio duration, we believe the current location of these sentences is appropriate given the discussion in this section.

4.	Comment: The Staff notes the Fund includes “Short Sales Risk” as a principal risk of investing in the Fund but does not describe a short sales strategy in the “Principal Investment Strategies of the Fund” section. If selling short is a principal investment strategy of the Fund, please describe how the Fund will pursue this strategy in the “Principal Investment Strategies of the Fund” section. If not, please remove “Short Sales Risk” as a principal investment risk of the Fund.

[1]	The SEC has issued a concept release regarding the treatment of derivative instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Mr. Ed Bartz April 29, 2015 Page 3

Response: Language has been added to the “Principal Investment Strategies of the Fund” section with respect to derivatives indicating that the Fund may invest in short positions in derivatives, such as short positions in U.S. Treasury futures. Accordingly, Short Sales Risk has not been deleted.

5.	Comment: In the last sentence of the third paragraph under “Additional Information About the Fund’s Investment Strategy” section, please revise the disclosure to state that the 15% limit on the “Fund’s assets” invested in illiquid securities applies to the Fund’s “net assets.”

Response: This disclosure has been removed from the Prospectus; however, we disclose in the Fund’s SAI under “Specific Investment Strategies — Illiquid Securities” that the Fund may invest up to 15% of its “net assets” in illiquid securities.

SAI

6.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps. Also, please disclose in the SAI that if the Fund is a protection buyer in credit default swaps, the Fund will cover the total amount of required premium payments plus the pre-payment penalty.

Response: The disclosure has been added as requested.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz April 29, 2015 Page 4

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
Beau Yanoshik, Esq.